SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                           BARRINGER TECHNOLOGIES INC.
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                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
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                         (Title of class of securities)

                                    68509603
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 14, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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     1 The  remainder  of this cover  page  shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68509603                     13D              Page 2 of 5 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                      LIONHEART GROUP, INC.
                                           13-3790-376
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) /X/
     3          SEC USE ONLY

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     4          SOURCE OF FUNDS
                         WC
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION
                         DELAWARE
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 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               674,500
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                        8         SHARED VOTING POWER

                                           -0-
                 ---------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           674,500
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
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     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         674,500
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     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                               / /
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     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            9.12%
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     14         TYPE OF REPORTING PERSON

                         IA
================================================================================

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CUSIP No. 68509603                     13D              Page 3 of 5 Pages
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         The following  constitutes  the Amendment No. 1 (the "Amendment No. 1")
to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on October 30, 1998. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is amended as follows:

                  The aggregate purchase price of the 674,500 shares of Common Stock beneficially held by the Reporting Person is $4,398,034. All of the shares of Common Stock beneficially held by the Reporting Person, including the shares purchased within the last 60 days as set forth in Exhibit A, were purchased with the working capital of the investment funds and managed accounts for whose accounts such shares were purchased.

Item 5.           Interest in Securities of the Issuer.

                  Items 5(a), (b) and (c) are amended as follows:

                  (a) The Reporting Person may be deemed to beneficially own 674,500 shares of Common Stock(which constitutes approximately 9.12% of the Issuer).

                  (b) The Reporting Person has sole voting and dispositive power with respect to the 674,500 shares of Common Stock it may be deemed to beneficially own.

                  (c) In the past sixty (60) days, accounts managed by the Reporting Person purchased or sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases or sales were made on the open market.

Item 7.           Material to be Filed as Exhibits.

                  Item 7 is amended to add the following.

                  Exhibit A: Transactions in shares of Common Stock in the past sixty (60) days.

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CUSIP No. 68509603                     13D              Page 2 of 5 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 16, 1999                    LIONHEART GROUP, INC.


                                          By: /s/ C. Duncan Soukup
                                             -----------------------------------
                                             C. Duncan Soukup, President

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CUSIP No. 68509603                     13D              Page 5 of 5 Pages
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                                    EXHIBIT A

                   Transactions in the Shares of Common Stock
                   In the Past 60 Days by the Reporting Person



  Date           Buy/Sell             Total                    Cost (per share
                                                                 in dollars)
02/26/99           Sell               1,700                        $6.9632
02/26/99            Buy              50,000                        $7.6500
03/2/99            Sell               2,100                        $7.4375
04/14/99            Buy              200,000                       $5.7500